

12060877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8228

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conners & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 W. Fourth Street, Suite 2800
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Conners — (513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road, Suite 150	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/21

KH 9/21

OATH OR AFFIRMATION

I, John Conners, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conners & Co., Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature John A. Conners

Chief Financial Officer
Title

Notary Public


NOTARY PUBLIC
STATE OF OHIO

MARK F. WEBER
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Date. Section 147.03 O.R.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conners & Co., Inc.

SEC File Number 8-8228

Financial Statements and Supplementary Schedules
For the Year Ended June 30, 2012 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

Conners & Co., Inc.

SEC File Number 8-8228

Financial Statements and Supplementary Schedules
For the Year Ended June 30, 2012 and
Independent Auditors' Report
and Supplementary Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended June 30, 2012

Conners & Co., Inc.
(Name of Respondent)

1 W. Fourth Street, Suite 2800
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. John Conners
Conners & Co., Inc.
1 W. Fourth Street, Suite 2800
Cincinnati, Ohio 45202
(513) 421-0606
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Conners & Co., Inc.

Table of Contents

Page



CPAs & Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2012, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Conners & Co., Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn & Company, Inc.

August 10, 2012

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

Assets	
Current Assets:	
Cash and cash equivalents	$ 304,938
Receivable from clearing broker	31,982
Receivable from customers	1,370
Securities owned at fair value	858,060
Prepaid expenses	10,027
Total current assets	1,206,377
Other Assets:	
Cash segregated in compliance with regulations	87,908
Deposits with clearing broker	100,000
Deferred income taxes, net	30,000
Total other assets	217,908
Furniture and equipment, net	49,233
Total Assets	$ 1,473,518
Liabilities and Shareholders' Equity	
Current Liabilites:	
Payable to clearing broker	$ 554,470
Accrued expenses	15,897
Capital lease obligation, current portion	3,836
Total current liabilities	574,203
Long-term Liabilities:	
Capital lease obligation, net of current portion	7,392
Total liabilities	581,595
Shareholders' Equity	
Common stock, no par value; 14,735 shares authorized, 6,981 shares issued and outstanding	798,200
Retained earnings	93,723
Total shareholders' equity	891,923
Total Liabilities and Shareholders' Equity	$ 1,473,518

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2012

Revenues	
Commissions, net	$ 483,516
Trading gain on dealer account	61,701
Total revenues	545,217
Expenses	
Employee compensation and benefits	307,154
Registered representative compensation	81,351
Clearance paid to non-brokers	33,702
Communications	54,183
Occupancy and equipment costs	57,673
Profit sharing	33,276
Promotional costs	27
Regulatory and professional fees	31,258
Interest	923
Other (income) expenses, net	8,240
Total expenses	607,787
Loss from operations	(62,570)
Loss from NASDAQ stock market valuation	(6,312)
Loss before income taxes	(68,882)
Income tax expense	-
Net Loss	$ (68,882)

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock	Retained Earnings	Total
Balance at July 1, 2011	$ 798,200	$162,605	$ 960,805
Net loss	-	(68,882)	(68,882)
Balance at June 30, 2012	$ 798,200	$ 93,723	$ 891,923

The accompanying notes are an integral part of these statements.

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012

Cash Flows from Operating Activities:	
Net loss	$ (68,882)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation expense	10,496
Increase in cash segregated by regulations	(261)
Decrease in deposits with clearing broker	(31,270)
Increase in receivable from clearing brokers	10,674
Increase in receivable from customers	99
Decrease in securities owned at fair value	37,583
Increase in other assets	(151)
Increase in accrued expenses	6,834
Net cash used in operating activities	(34,878)
Cash Flows from Financing Activities:	
Repayment of capital lease obligation	(3,577)
Net decrease in cash and cash equivalents	(38,455)
Cash and cash equivalents, beginning of year	343,393
Cash and cash equivalents, end of year	$ 304,938

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Conners & Co., Inc. (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company is primarily in the business of underwriting, brokering, and trading common stock and municipal bonds, and related investment services. The Company is registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Kentucky, Florida, and Indiana, and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. Cash segregated under federal securities regulations for the benefit of customers is not included as a cash equivalent item.

Deposits with Clearing Broker

The Company is required to maintain a $100,000 non-interest bearing deposit with the clearing broker who allows the Company to serve as an "introducing broker" into the clearing broker's system. The Company also maintains a trading deposit with the clearing broker to enable the Company to engage in security transactions. This deposit represents the amount in excess of the fair value of the securities maintained with the clearing broker.

Receivables from and Payable to Clearing and Other Broker-Dealers

Receivables from broker-dealer include commissions from security transactions. Payable to clearing broker are the amounts due for uncollateralized financing of proprietary inventory positions. Management assesses the collectability of receivable from the broker-dealers and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at June 30, 2012.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from five to fifteen years. Depreciation is computed using the accelerated method for financial reporting and income tax purposes. Maintenance and repairs are expensed when incurred. Significant improvements and renewals are capitalized.

Securities Owned

Securities owned are stated at fair value. Security transactions are recorded on a trade date basis.

Income Taxes

Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax basis of assets and liabilities.

Deferred tax assets and liabilities result principally from temporary differences in the financial and tax basis of investment securities and net operating loss carryforwards.

The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at June 30, 2012. The Company remains subject to examinations by the Internal Revenue Service, Ohio Department of Taxation, and various local municipalities for the years ended June 30, 2008 and after.

Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2012 through August 10, 2012, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

NOTE B - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at June 30, 2012:

Furniture and fixtures	$ 60,866
Equipment	143,474
Equipment capital lease	21,252
Leashold improvements	49,293
	274,885
Less accumulated depreciation	(225,652)
Furniture and equipment, net	$ 49,233

Accumulated amortization of leased equipment at June 30, 2012 was $11,958.

NOTE C - FAIR VALUE MEASUREMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as required by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3- Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

NOTE C - FAIR VALUE MEASUREMENTS (CONTINUED)

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis as of June 30, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities	$ 54,408	$ -	$ -
Municipal bonds	-	803,652	-
Total Fair Value	$ 54,408	$ 803,652	$ -

Level 2 investments may be valued using inputs other than quoted prices, such as interest rates or yield curves that are observable for the asset or liability, and inputs that are derived from or corroborated by observable market data.

NOTE D - INCOME TAXES

The Company has net operating loss carryforwards of approximately $540,000 due to expire in the years 2025 to 2031. Due to the uncertainty of the future realization of the net operating loss carryforward, a valuation allowance has been recorded at June 30, 2012. The components of deferred income taxes are as follows:

Deferred tax asset	$ 75,000
Valuation allowance	(45,000)
Net deferred tax asset	$ 30,000

NOTE E - LEASE COMMITMENTS

Operating Lease

The Company currently leases certain office space under an operating lease that expires August 31, 2013. Rental expense, including utilities and taxes, charged to operations for the year ended June 30, 2012 was $47,177. Future minimum non-cancellable lease payments are as follows:

Year ending June 30.	
2013	$ 42,703
2014	3,564
	$ 46,267

NOTE E - LEASE COMMITMENTS (CONTINUED)

Capital Lease

The Company leases a piece of equipment under a capital lease. The lease agreement requires quarterly payments of $1,125 over the lease term through March 2015. The asset and liability had been recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The asset is being depreciated over its estimated useful life of 7 years. Depreciation expense of $3,718 under this capital lease is included in depreciation expense for the year ended June 30, 2012. Future minimum payments are as follows:

Year ending June 30.	
2013	$ 3,836
2014	3,759
2015	3,633
	$ 11,228

NOTE F - CAPITAL STOCK RESTRICTIONS

The Company and its shareholders have entered into an agreement which defines the rights and obligations of the shareholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum capital requirement is the greater of $250,000 or 6 2/3% of its aggregate indebtedness. At June 30, 2012, the Company had net capital, as computed under Rule 15c3-1, of $747,227 which was $497,227 greater than its required net capital of $250,000. The Company had aggregate indebtedness of $581,595 as of June 30, 2012. The Company's net capital ratio was .78 to 1.

NOTE H - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan covering all employees meeting certain conditions. Contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended June 30, 2012.

NOTE I - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables form clearing brokers and securities owned. The Company places its cash investments with high-credit-quality financial institutions located in Cincinnati, Ohio. At times, balances may exceed the federally insured limits. In addition, the Company maintains a cash account with the clearing broker.

NOTE I - FINANCIAL INSTRUMENTS AND CONCENTRATIONS (CONTINUED)

Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

The Company invests in various investment securities on its own account. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

CONNERS & CO., INC.
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2012

Computation of Basic Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Shareholders' equity from statement of financial condition	$ 891,923
Deduct shareholders' equity not allowable for net capital	-
Total Shareholders' Equity Qualified for Net Capital	891,923
Add liabilities subordinated to claims of general creditors	-
Total Capital and Allowable Subordinated Liabilities	891,923
Deductions and/or changes:	
Non-allowable assets:	
Furniture and equipment	(49,233)
Deferred tax asset; net of valuation allowance	(30,000)
Prepaid expenses	(10,027)
Customer receivables	(1,370)
Total Deductions and/or Changes	(90,630)
Net capital before haircuts on securities position	801,293
Haircuts on securities:	
State and municipal securities	54,066
Undue concentration	-
Total Haircuts on Securities	54,066
Net Capital	$ 747,227

CONNERS & CO., INC.
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2012

Aggregate Indebtedness

Items included in statement of financial condition accounts payable and accrued expenses	$ 581,595

Computation of Basic Net Capital Requirements

Greater of 6 2/3% of aggregate indebtedness or $250,000

6 2/3% of aggregate indebtedness	$ 38,773
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 497,227
Excess net capital at 1,000%	$ 689,068
Percentage of aggregate indebtedness to net capital	.78 to 1

Reconciliation With Company's Computation

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 638,666
Net change in non-allowable assets	108,561
Net Capital per Audited Financial Statements	$ 747,227

CONNERS & CO., INC.
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2012

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	-
customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Total Credits	$	-
Debit Balances		
Debit balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection Net of deductions pursuant to Rule 15c3-3	$	-
Failed to deliver of customers' securities not older than 30 days		-
Total Rule 15C3-3 Debits	$	-
Reserve Computation		
Excess of Total Debits Over Total Credits	$	-
Required Deposit	$	-
Amount Held on Deposit in "Reserve Bank Account"		87,908
Excess Deposit	$	87,908

NOTE: There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of form X-17A-5 as of June 30, 2012.

CONNERS & CO., INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2012

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
A. Number of Items	NONE
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
A. Number of Items	NONE



CPAs & Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Conners & Co., Inc. (the "Company") as of and for the year ended June 30, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

Flynn & Company, Inc.

August 10, 2012


Flynn&
Company

CPAs & Business Consultants

**Independent Auditors' Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation**

To the Shareholders
Conners & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which was agreed to by Conners & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Conners & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Conners & Co., Inc.'s management is responsible for Conners & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in Form X-17A-5 (quarterly FOCUS Reports) for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

August 10, 2012

7800 E. Kemper Road
Cincinnati, OH 45249
P. 513.530.9200
F. 513.530.0555
www.flynncocpa.com

1152 Oregonia Road
Lebanon, OH 45036
P. 513.932.4537
F. 513.933.0305